May 18, 2012

Alexandra Oprescu

T +1 415 315 2334

F +1 415 315 4870

alexandra.oprescu@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds N-14 (File No. 333-180831)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided by you to the Yacktman Focused Fund’s and Yacktman Fund’s Registration Statement on Form N-14, which includes a prospectus/proxy statement (the “Prospectus/Proxy Statement”), that was filed on April 19, 2012. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Prospectus/Proxy Statement.

Questions and Answers (“Q&A”)

1.      Comment: In response to the question entitled “How will the expenses that I bear as a shareholder of a New Fund compare to the expenses I currently bear as a stockholder of the corresponding Existing Fund?,” please consider revising the statement that “…the total annual fund operating expense ratio of the Service Class shares of each New Fund will be less than the total annual operating expense ratio of its corresponding Existing Fund” to take into account that the difference in the ratios shown in the Fee Tables is only 1 basis point.

Response: The Trust has revised the disclosure to state that “…the total annual fund operating expense ratio of the Service Class shares of each New Fund will be less slightly lower than the total annual operating expense ratio of its corresponding Existing Fund” and has made corresponding changes throughout the Prospectus/Proxy Statement.

2.      Comment: In response to the question entitled “Will I, or my Existing Fund, need to pay fees or taxes as a result of the Reorganizations?,” please consider adding disclosure, if accurate,

that the Existing Funds do not expect to make any distributions to stockholders prior to the closing of the Reorganizations.

Response: The Trust understands that the Existing Funds currently intend to make a distribution prior to the closing of the Reorganizations; therefore, the disclosure has not been changed.

3.      Comment: Add a Q&A that addresses the fact that Managers and Yacktman Co. will bear the costs of the Reorganizations.

Response: The requested change has been made.

Prospectus/Proxy Statement

4.      Comment: In the second paragraph on page 1, please revise the last sentence to indicate that the accounting and performance information of the Existing Funds will survive following the Reorganizations and be taken on by the New Funds.

Response: The requested change has been made.

5.      Comment: On page 2 under “Is Additional Information About the Funds Available?” and throughout the Prospectus/Proxy Statement update the disclosure to incorporate by reference the April 30, 2012 prospectus of the Existing Funds.

Response: The requested changes have been made.

6.      Comment: Under “Investment Objective and Strategies,” please highlight the following sentence in the introductory paragraph: “However, each New Fund and its corresponding Existing Fund have the same investment objective and the principal investment strategies of each New Fund and its corresponding Existing Fund are substantially similar.”

Response: The requested change has been made by bolding the sentence.

7.      Comment: Under “Comparison of Fees and Expenses,” please reorder the information so that the Fee Tables for each Existing Fund and its corresponding New Fund are followed by the corresponding Expense Example.

Response: The requested change has been made.

8.      Comment: Under “Comparison of Fees and Expenses,” the fees and expenses shown for the Yacktman Fund and the New Yacktman Fund do not add up. Please revise accordingly and confirm the Expense Example is correct.

Response: The requested change has been made.

9.      Comment: Under “Comparison of Fees and Expenses,” please delete footnotes 2 through 4 that disclose the fee waivers in effect because they are not permitted by Form N-1A when the total annual operating expense ratios shown are below or at the noted caps. Move the disclosure to another part of the Prospectus/Proxy Statements.

Response: The requested change has been made.

10.   Comment: Under “Distribution and Purchase Procedures, Exchange Rights and Redemption Procedures,” please explain whether Existing Fund stockholders will need to meet the higher minimum initial investment of the Service Class shares in order to make additional purchases of Service Class shares following the Reorganizations. Also, please disclose any minimums on subsequent investments if applicable and whether there is a minimum initial investment for Service Class shares of the New Funds when investments are made by Automatic Investment.

Response: The Trust notes that the minimum initial investment amounts for Service Class shares of the New Funds now correspond to those of the Existing Funds as reflected in the changes made to the Prospectus/Proxy Statement. In addition, disclosure has been added regarding minimums on subsequent investments and the minimum initial investment for Service Class shares of the New Funds when investments are made by Automatic Investment.

11.   Comment: Under “Description of the Reorganizations,” the disclosure indicates that Mr. Bruce B. Bingham, a current director of the Existing Funds, is expected to join the Managers Funds boards of trustees following the Reorganizations. Please describe in your response whether the boards of trustees have the ability to increase the board size and appoint a new trustee without shareholder approval or whether Mr. Bingham will fill a vacancy on the boards of trustees.

Response: The Master Trust Agreement and By-laws of the Trust and similar governing documents (collectively, the “Governing Documents”) of other trusts in the Managers Funds family of funds (together with the Trust, each a “Managers Trust,” and together, the “Managers Trusts”) permit the Trustees to fix the size of the board of trustees from time to time. In this case, the Trustees expect to increase the size of the board of trustees of each Managers Trust to eight trustees at the time of appointing Mr. Bingham to the boards of trustees. Furthermore, the Governing Documents permit the Trustees to appoint another person to the boards of trustees without a shareholder vote. Lastly, the Managers Trusts have determined that Mr. Bingham may be appointed by the current boards of trustees consistent with Section 16(a) of the Investment Company Act of 1940, as amended.

12.   Comment: Under “Reasons for the Reorganizations,” please revise the disclosure in the last sentence of the first paragraph to indicate that Yacktman Funds is seeking the approval of the stockholders of each Existing Fund, rather than the consent of such stockholders.

Response: The requested change has been made.

13.   Comment: Under “Existing and Pro Forma Capitalization,” please revise the first sentence to indicate that the accounting and performance information of the Existing Funds will survive following the Reorganizations and be taken on by the New Funds.

Response: The requested change has been made.

14.   Comment: Under “Existing and Pro Forma Capitalization,” please separate the table into two separate tables, one for each Reorganization.

Response: The requested change has been made.

15.   Comment: Under “Comparison of Investment Advisers and Investment Advisory Fees – Investment Advisory Agreements – Existing Funds,” please replace the last sentence of the first paragraph with a table showing the advisory fee rates and add a sentence that the New Funds will have the same advisory fee rates.

Response: The requested change has been made.

16.   Comment: Under “Comparison of Investment Advisers and Investment Advisory Fees – Investment Management Agreement, Subadvisory Agreement and Administration Agreement – New Funds,” please replace the first sentence of the seventh paragraph with a table showing the advisory fee rates and add a sentence that they are the same as those of the Existing Funds.

Response: The requested change has been made.

17.   Comment: In Appendix B, please separate the table comparing the fundamental investment restrictions of the Existing Funds and New Funds, into two tables, one for each Existing Fund and its corresponding New Fund.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (415) 315-2334.

Very truly yours,

/s/ Alexandra Oprescu

Alexandra Oprescu